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                    U.S. SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                    FORM 4

                 STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
        Section 17(a) of the Public Utility Holding Company Act of 1935
            or Section 30(f) of the Investment Company Act of 1940

/X/ Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

1. Name and Address of Reporting Person*

   Insight Capital Partners III, L.P.
   (Last)  (First)  (Middle)

   680 Fifth Avenue, 8th Floor
    (Street)

   New York,    NY     10019
    (City)  (State)  (Zip)

2. Issuer Name and Ticker or Trading Symbol

   C-Bridge Internet Solutions, Inc. (CBIS)

3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)



4. Statement for Month/Year

   September 1, 2001

5. If Amendment, Date of Original (Month/Year)



6. Relationship of Reporting Person(s) to Issuer (Check all applicable)

   / / Director                            /X/ 10% Owner
   / / Officer (give title below)          / / Other (specify below)

   Chief Executive Officer and President

7. Individual or Joint/Group Reporting (Check Applicable Line)

   / / Form filed by One Reporting Person
   /X/ Form filed by More than One Reporting Person


Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

* If the form is filed by more than one reporting person, see
  Instruction 4(b)(v).

                         Table I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

                                                                                         5. Amount
                                                                                            of Secu-
                                                                                            rities
                                                          4. Securities Acquired (A)        Bene-     6. Ownership
                               2. Trans-   3. Trans-         or Disposed of (D)             ficially     Form:
                                  action      action         (Instr. 3, 4 and 5)            Owned        Direct      7. Nature of
                                  Date        Code        -----------------------------     at End       (D) or         Indirect
                                  (Month/     (Instr. 8)                (A)                 of Month     Indirect       Beneficial
1. Title of Security              Day/     -------------     Amount     or     Price        (Instr.      (I)            Ownership
   (Instr. 3)                     Year)     Code     V                  (D)                 3 and 4)     (Instr. 4)     (Instr. 4)
-----------------------------  ----------  ------  -----  ------------  ---  ----------  -----------  -------------  ---------------

Common Stock                   9/19/01     j(1)           1,440,614(2)  (D)              O(12)        (D)

Common Stock                   9/19/01     j                252,520(3)  (D)              O(12)        (D)

Common Stock                   9/19/01     j                356,866(4)  (D)              O(12)        (D)

Common Stock                   9/19/01     j                 25,000(5)  (D)              O(12)        (D)

Common Stock                   9/19/01     j              2,050,000(6)  (I)              O(12)        (I)

Common Stock                   9/19/01     j              2,050,000(7)  (I)              O(12)        (I)

Common Stock                   9/19/01     j              2,050,000(8)  (I)              O(12)        (I)

Common Stock                   9/19/01     j              2,050,000(9)  (I)              O(12)        (I)

Common Stock                   9/19/01     j              2,062,500(10) (I)              O(12)        (I)

Common Stock                   9/19/01     j              2,062,500(11) (I)              O(12)        (I)

--------------------
1 The amounts set forth above give effect to the Agreement and Plan of Reorganization (hereinafter referred to as the "Agreement") entered into as of May 22, 2001 among eXcelon Corporation, a Delaware corporation ("Parent"), Comet Acquisition Corp., a Delaware corporation and a wholly owned subsidiary of Parent ("Merger Sub"), and the Issuer whereby on September 19, 2001, the Merger Sub was merged with and into the Issuer, the separate corporate existence of the Merger Sub ceased and the Issuer continued as the surviving corporation. Pursuant to the Agreement, each share of common stock, par value $.01, of the Issuer issued and outstanding immediately prior to September 19, 2001, subject to certain limitations contained within the Agreement, was canceled and extinguished and automatically converted into the right to receive (the "Right") 1.2517 shares of Common Stock, par value of $.001 per share of Parent, and said Right was exercised immediately on September 19, 2001.

2 The amount listed in Table I reflects the beneficial ownership of the Issuer's Securities by Insight Capital Partners III, L.P., all of which may be deemed attributable to Insight Venture Associates III, LLC because Insight Venture Associates III, LLC is the sole general partner of Insight Capital Partners III, L.P.

3 The amount listed in Table I reflects the beneficial ownership of the Issuer's Securities by Insight Capital Partners III (Co-Investors), L.P., all of which may be deemed attributable to Insight Venture Associates III, LLC because Insight Venture Associates III, LLC is the sole general partner of Insight Capital Partners III (Co-Investors), L.P.

4 The amount listed in Table I reflects the beneficial ownership of the Issuer's Securities by Insight Capital Partners (Cayman) III, L.P., all of which may be deemed attributable to Insight Venture Associates III, LLC because Insight Venture Associates III, LLC is the sole general partner of Insight Capital Partners (Cayman) III, L.P.

5 The amount listed in Table I reflects the beneficial ownership of the Issuer's Securities by Insight Venture Management, Inc. The officers and directors of Insight Venture Management, Inc. are Jeffrey Horing, President and Director, and Jerry Murdock, Vice President and Director, each of whom are also the sole stockholders of Insight Venture Management, Inc., and as such, may be deemed to be the beneficial owners of all the shares held by Insight Venture Management, Inc. Each of Jeffrey Horing and Jerry Murdock disclaim beneficial ownership of all shares held by Insight Venture Management, Inc. except for 12,500 shares, respectively, in which each of Jeffrey Horing and Jerry Murdock has a pecuniary interest.

6 The amount listed in Table I reflects the beneficial ownership of the Issuer's Securities by Insight Capital Partners III, L.P., Insight Capital Partners (Cayman) III, L.P. and Insight Capital Partners III (Co-Investors), L.P., all of which may be deemed attributable to Insight Venture Associates III, LLC because Insight Venture Associates III, LLC is the sole general partner of each of Insight Capital Partners III, L.P., Insight Capital Partners (Cayman) III, L.P. and Insight Capital Partners III (Co-Investors), L.P.

7 The amount listed in Table I reflects the beneficial ownership of the Issuer's Securities by Insight Capital Partners III, L.P., Insight Capital Partners (Cayman) III, L.P. and Insight Capital Partners III (Co-Investors), L.P. William Doyle is a managing member of Insight Venture Associates III, LLC, the sole general partner of Insight Capital Partners III, L.P., Insight Capital Partners (Cayman) III, L.P. and Insight Capital Partners III (Co-Investors), L.P. William Doyle disclaims beneficial ownership of such securities, except to the extent of his pecuniary interest therein, if any.

8 The amount listed in Table I reflects the beneficial ownership of the Issuer's Securities by Insight Capital Partners III, L.P., Insight Capital Partners (Cayman) III, L.P. and Insight Capital Partners III (Co-Investors), L.P. Deven Parekh is a managing member of Insight Venture Associates III, LLC, the sole general partner of Insight Capital Partners III, L.P., Insight Capital Partners (Cayman) III, L.P. and Insight Capital Partners III (Co-Investors), L.P. Deven Parekh disclaims beneficial ownership of such securities, except to the extent of his pecuniary interest therein, if any.

9 The amount listed in Table I reflects the beneficial ownership of the Issuer's Securities by Insight Capital Partners III, L.P., Insight Capital Partners (Cayman) III, L.P. and Insight Capital Partners III (Co-Investors), L.P. Peter Sobiloff is a managing member of Insight Venture Associates III, LLC, the sole general partner of Insight Capital Partners III, L.P., Insight Capital Partners (Cayman) III, L.P. and Insight Capital Partners III (Co-Investors), L.P. Peter Sobiloff disclaims beneficial ownership of such securities, except to the extent of his pecuniary interest therein, if any.

10 The amount listed in Table I reflects the beneficial ownership of the Issuer's Securities by Insight Capital Partners III, L.P., Insight Capital Partners (Cayman) III, L.P. and Insight Capital Partners III (Co-Investors), L.P. Jerry Murdock is a managing member of Insight Venture Associates III, LLC, the sole general partner of Insight Capital Partners III, L.P., Insight Capital Partners (Cayman) III, L.P. and Insight Capital Partners III (Co-Investors), L.P. Jerry Murdock disclaims beneficial ownership of such securities, except to the extent of his pecuniary interest therein, if any. Additionally, the amount listed in Table I reflects the beneficial ownership of the Issuer's Securities by Insight Venture Management, Inc. Jerry Murdock, as Vice President and Director of Insight Venture Management, Inc., and as one of two stockholders of Insight Venture Management, Inc., may be deemed to be the beneficial owner of all shares held by Insight Venture Management, Inc. Jerry Murdock disclaims beneficial ownership of such securities, except to the extent of his pecuniary interest therein, which consists of 12,500 shares.

11 The amount listed in Table I reflects the beneficial ownership of the Issuer's Securities by Insight Capital Partners III, L.P., Insight Capital Partners (Cayman) III, L.P. and Insight Capital Partners III (Co-Investors), L.P. Jeffrey Horing is a managing member of Insight Venture Associates III, LLC, the sole general partner of Insight Capital Partners III, L.P., Insight Capital Partners (Cayman) III, L.P. and Insight Capital Partners III (Co-Investors), L.P. and a director of the Issuer. Jeffrey Horing disclaims beneficial ownership of such securities, except to the extent of his pecuniary interest therein, if any. Additionally, the amount listed in Table I reflects the beneficial ownership of the Issuer's Securities by Insight Venture Management, Inc. Jeffrey Horing, as President and Director of Insight Venture Management, Inc., and as one of two stockholders of Insight Venture Management, Inc., may be deemed to be the beneficial owner of all shares held by Insight Venture Management, Inc. Jeffrey Horing disclaims beneficial ownership of such securities, except to the extent of his pecuniary interest therein, which consists of 12,500 shares.

12 As a result of the consummation of the transactions contemplated by the Agreement, the Reporting Person no longer beneficially owns any shares of the Issuer's Securities. As a result of the foregoing, as of the date hereof, the Reporting Person ceased to be a Reporting Person subject to
    Section 16 of the Securities Exchange Act of 1934, as amended, in respect of the Issuer's Securities.


Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

* If the form is filed by more than one reporting person, see
  Instruction 4(b)(v).

                                                                          (Over)
                                                                 SEC 1474 (7/96)

                            Table II--Derivative Securities Acquired, Disposed of, or Beneficially Owned
                                      (e.g., puts, calls, warrants, options, convertible securities)

                                          2. Conver-                              5. Number of Deriv-         6. Date Exercisable
                                             sion or   3. Trans-                     ative Securities            and Expiration Date
                                             Exercise     action   4. Transac-       Acquired (A) or             (Month/Day/Year)
                                             Price of     Date        tion Code      Disposed of (D)          ----------------------
                                             Deriv-       (Month/     (Instr. 8)     (Instr. 3, 4, and 5)     Date
1. Title of Derivative Security              ative        Day/     -------------  --------------------------  Exercis-    Expiration
   (Instr. 3)                                Security     Year)     Code     V        (A)           (D)       able        Date
----------------------------------------  -----------  ----------  ------  -----  ------------  ------------  ----------  ----------




                                                                                      9. Number of   10. Ownership
                                                                                         Derivative      Form of
                                                                                         Securities      Derivative
                             7. Title and Amount of Underlying                           Benefi-         Security:
                                Securities (Instr. 3 and 4)                              cially          Direct      11. Nature of
                             ----------------------------------------  8. Price of       Owned at        (D) or          Indirect
                                                           Amount or      Derivative     End of          Indirect        Beneficial
1. Title of Derivative                  Title              Number of      Security       Month           (I)             Ownership
   Security (Instr. 3)                                      Shares        (Instr. 5)     (Instr. 4)      (Instr. 4)      (Instr. 4)
---------------------------  ---------------------------  -----------  -------------  -------------  --------------  ---------------





Explanation of Responses:



     Insight Capital Partners III, L.P.


     By: Insight Venture Associates III, LLC,
         its General Partner

     By: /s/ JEFFREY HORING
         ----------------------
         Name: Jeffrey Horing
         Title: Managing Member               September 28, 2001
---------------------------------------    --------------------------
    **Signature of Reporting Person                   Date



** Intentional misstatements or omissions of facts constitute Federal Criminal
   Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).


Note: File three copies of this Form, one of which must be manually signed. If space is insufficient, see Instruction 6 for procedure.


Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number

                                                                          Page 2
                                                                 SEC 1474 (7/97)

                                 Joint Filer Information


Name:                        Insight Capital Partners III, L.P.

Address:                     680 Fifth Avenue, 8th Floor

                             New York, NY 10019

Designated Filer:            Insight Capital Partners III, L.P.

Issuer & Ticker Symbol:      C-Bridge Internet Solutions, Inc. (CBIS)

Date of Event:               September 19, 2001

Signature:                   Insight Capital Partners III, L.P.



                             By:   Insight Venture Associates III, LLC,
                                      its General Partner


                             By: /s/ JEFFREY HORING
                                 ------------------------------------
                                 Name: Jeffrey Horing
                                 Title: Managing Member


Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

* If the form is filed by more than one reporting person, see
  Instruction 4(b)(v).

                                                                          Page 3
                                                                 SEC 1474 (7/97)

                                Joint Filer Information


Name:                       Insight Capital Partners III (Co-Investors), L.P.

Address:                    680 Fifth Avenue, 8th Floor

                            New York, NY 10019

Designated Filer:           Insight Capital Partners III, L.P.

Issuer & Ticker Symbol:     C-Bridge Internet Solutions, Inc. (CBIS)

Date of Event:              September 19, 2001

Signature:                  Insight Capital Partners III (Co-Investors), L.P.



                            By:   Insight Venture Associates III, LLC,
                                     its General Partner



                            By: /s/ JEFFREY HORING
                                ------------------------------------
                                Name: Jeffrey Horing
                                Title: Managing Member



Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

* If the form is filed by more than one reporting person, see
  Instruction 4(b)(v).


                                                                          Page 4
                                                                 SEC 1474 (7/97)

                                 Joint Filer Information


Name:                        Insight Capital Partners (Cayman) III, L.P.

Address:                     680 Fifth Avenue, 8th Floor

                             New York, NY 10019

Designated Filer:            Insight Capital Partners III, L.P.

Issuer & Ticker Symbol:      C-Bridge Internet Solutions, Inc. (CBIS)

Date of Event:               September 19, 2001

Signature:                   Insight Capital Partners (Cayman) III, L.P.



                             By:   Insight Venture Associates III, LLC,
                                      its General Partner



                             By: /s/ JEFFREY HORING
                                 ------------------------------------
                                 Name: Jeffrey Horing
                                 Title: Managing Member


Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

* If the form is filed by more than one reporting person, see
  Instruction 4(b)(v).


                                                                          Page 5
                                                                 SEC 1474 (7/97)

                                 Joint Filer Information


Name:                        Insight Venture Management, Inc.

Address:                     680 Fifth Avenue, 8th Floor

                             New York, NY 10019

Designated Filer:            Insight Capital Partners III, L.P.

Issuer & Ticker Symbol:      C-Bridge Internet Solutions, Inc. (CBIS)

Date of Event:               September 19, 2001

Signature:                   Insight Venture Management, Inc.



                             By: /s/ JEFFREY HORING
                                 ------------------------------------
                                 Name: Jeffrey Horing
                                 Title: President



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                                                                          Page 6
                                                                 SEC 1474 (7/97)

                                    Joint Filer Information


Name:                        Insight Venture Associates III, LLC

Address:                     680 Fifth Avenue, 8th Floor

                             New York, NY 10019

Designated Filer:            Insight Capital Partners III, L.P.

Issuer & Ticker Symbol:      C-Bridge Internet Solutions, Inc. (CBIS)

Date of Event:               September 19, 2001

Signature:                   Insight Venture Associates III, LLC



                             By: /s/ JEFFREY HORING
                                 ------------------------------------
                                 Name: Jeffrey Horing
                                 Title: Managing Member


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                                                                          Page 7
                                                                 SEC 1474 (7/97)

                                 Joint Filer Information


Name:                        William Doyle

Address:                     c/o 680 Fifth Avenue, 8th Floor

                             New York, NY 10019

Designated Filer:            Insight Capital Partners III, L.P.

Issuer & Ticker Symbol:      C-Bridge Internet Solutions, Inc. (CBIS)

Date of Event:               September 19, 2001

Signature:                   By:   /s/ WILLIAM DOYLE
                                   -------------------------------
                                   Name: William Doyle


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                                                                          Page 8
                                                                 SEC 1474 (7/97)

                                 Joint Filer Information


Name:                        Deven Parekh

Address:                     c/o 680 Fifth Avenue, 8th Floor

                             New York, NY 10019

Designated Filer:            Insight Capital Partners III, L.P.

Issuer & Ticker Symbol:      C-Bridge Internet Solutions, Inc. (CBIS)

Date of Event:               September 19, 2001

Signature:                   By: /s/ DEVEN PAREKH
                                 -----------------------------------
                                 Name:  Deven Parekh


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                                                                          Page 9
                                                                 SEC 1474 (7/97)

                                 Joint Filer Information


Name:                        Jeffrey Horing

Address:                     c/o 680 Fifth Avenue, 8th Floor

                             New York, NY 10019

Designated Filer:            Insight Capital Partners III, L.P.

Issuer & Ticker Symbol:      C-Bridge Internet Solutions, Inc. (CBIS)

Date of Event:               September 19, 2001

                             By: /s/ JEFFREY HORING
                                 ------------------------------------
                                 Name: Jeffrey Horing


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                                                                         Page 10
                                                                 SEC 1474 (7/97)

                                  Joint Filer Information


Name:                         Peter Sobiloff

Address:                      c/o 680 Fifth Avenue, 8th Floor

                              New York, NY 10019

Designated Filer:             Insight Capital Partners III, L.P.

Issuer & Ticker Symbol:       C-Bridge Internet Solutions, Inc. (CBIS)

Date of Event:                September 19, 2001

Signature:                    By:  /s/ PETER SOBILOFF
                                   ---------------------------------
                                   Name:  Peter Sobiloff


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                                                                         Page 11
                                                                 SEC 1474 (7/97)

                                    Joint Filer Information


Name:                           Jerry Murdock

Address:                        c/o 680 Fifth Avenue, 8th Floor

                                New York, NY 10019

Designated Filer:               Insight Capital Partners III, L.P.

Issuer & Ticker Symbol:         C-Bridge Internet Solutions, Inc. (CBIS)

Date of Event:                  September 19, 2001

Signature:                      By: /s/ JERRY MURDOCK
                                    ---------------------------------
                                    Name: Jerry Murdock


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                                                                         Page 12
                                                                 SEC 1474 (7/97)